SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of October, 2003

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: October 30, 2003 By:* Steven R. Garman, President & CEO

(Signature)*

*Print name and title under the signature of the signing officer

QI Systems Upgrades College Smart Card Vending System

Fri, Oct 10, 2003, Richmond, BC — QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that Mount Royal College in Calgary, Alberta, Canada is expanding the smart card beverage and snack vending system that is presently used at the institution with the installation of new smart card readers. QI Systems has had equipment operational at the college for over a year and will now supply additional SmartKit units to Mount Royal for immediate deployment.

The Mount Royal expansion highlights QI’s more aggressive marketing posture in core markets such as vending and parking. The company is seeking to expand and upgrade existing installations while at the same time opening new markets for its proven technology.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Announces Continuing Payment Terminal Orders

Wed, Oct 29, 2003, Richmond, BC — QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that the company has received orders for its smart card payment terminals from several established customers.

USA Today, the United States’ largest-selling daily newspaper, has ordered 50 card readers for its on-going Campus Newspaper Readership Program to establish an inventory of the payment terminals. QI Systems will hold the inventory for USA Today and release units at the company’s request. USA Today is a division of Gannett Co., Inc., America’s largest newspaper group in terms of circulation.Lexis Systems LLC of Richmond, BC, Canada, a leading parking pay station manufacturer, placed orders for multiple smart card payment terminals for a parking pilot program in Calgary, Alberta, Canada. Lexis Systems is owned in part by Central Parking Systems (CPS), the largest municipal parking management company in the United States.
QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca